================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K
                           ---------------------------
(Mark one)
[X]      ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE
         SECURITIES EXCHANGE ACT OF 1934



                   For the fiscal year ended December 31, 1999


                                       OR


[  ]     TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE
         SECURITIES EXCHANGE ACT OF 1934


       For the transition period from _________________ to _______________


                         Commission file number 0-14625


                              TECH DATA CORPORATION
                             RETIREMENT SAVINGS PLAN


        (Full title of the plan and the address of the plan if different from that of the issuer named below)



                              TECH DATA CORPORATION
                              5350 Tech Data Drive
                            Clearwater, Florida 33760



           (Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

================================================================================

                             Tech Data Corporation
                            Retirement Savings Plan
                Financial Statements and Supplemental Schedules
                           December 31, 1999 and 1998


                               Table of Contents


Independent Auditor's Report...............................................    1

Financial Statements
     Statement of Net Assets Available for Benefits........................    2
     Statement of Changes in Net Assets Available for Benefits.............    3
     Notes to Financial Statements.........................................  4-7

Supplemental Schedules..................................................... 8-10

Signature..................................................................   11

                          INDEPENDENT AUDITOR'S REPORT


To the Plan Administrator
  Tech Data Corporation Retirement Savings Plan

         We have audited the accompanying statements of net assets available for benefits of Tech Data Corporation Retirement Savings Plan as of December 31, 1999 and 1998, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999 and 1998, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

         Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and are not a required part of the basic financial statements. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                        /s/ SPENCE, MARSTON, BUNCH, MORRIS & CO.
                                        ----------------------------------------
                                        Spence, Marston, Bunch, Morris & Co.
                                        Certified Public Accountants


June 22, 2000

                              TECH DATA CORPORATION
                             RETIREMENT SAVINGS PLAN
                             STATEMENT OF NET ASSETS
                             AVAILABLE FOR BENEFITS

                                                   December 31,
                                         ---------------------------------
                                             1999               1998
                                         --------------     --------------
ASSETS

Investments, at fair value:
  Guaranteed interest contract account   $         --          $2,967,228
  Money market fund                          3,174,846                --
  Mutual funds                              36,131,194         23,554,370
  Tech Data Corporation common stock           596,583                --
  Participant loans                          1,353,811          1,127,128
                                         --------------     --------------
    Total investments                       41,256,434         27,648,726
                                         --------------     --------------
Receivables:
  Employee contributions                            --                 54
                                         --------------     --------------
    Total receivables                               --                 54
                                         --------------     --------------
Net assets available for benefits          $41,256,434        $27,648,780
                                         ==============     ==============

                 See accompanying notes to financial statements

                              TECH DATA CORPORATION
                             RETIREMENT SAVINGS PLAN
                       STATEMENT OF CHANGES IN NET ASSETS
                             AVAILABLE FOR BENEFITS

                                                       For the years ended
                                                           December 31,
                                                  -----------------------------
                                                      1999           1998
                                                  -------------- --------------
 Additions to net assets attributable to:

 Investment income:
   Net appreciation in fair value of investments     $7,848,044     $1,606,888
   Interest and dividends                               941,435      2,357,672
                                                  -------------- --------------
                                                      8,789,479      3,964,560
                                                  -------------- --------------
 Contributions:
   Employer                                             874,556        780,959
   Employees                                          6,414,245      5,980,059
                                                  -------------- --------------
                                                      7,288,801      6,761,018
                                                  -------------- --------------
     Total additions                                 16,078,280     10,725,578

 Deductions from net assets attributable to:

   Participant fees                                      11,480         16,560
   Distributions to participants                      2,459,146      1,492,224
                                                  -------------- --------------
     Total deductions                                 2,470,626      1,508,784
                                                  -------------- --------------
     Net increase                                    13,607,654      9,216,794

 Net assets available for benefits:

   Balance, beginning of year                        27,648,780     18,431,986
                                                  -------------- --------------
   Balance, end of year                             $41,256,434    $27,648,780
                                                  ============== ==============

                 See accompanying notes to financial statements

                              TECH DATA CORPORATION
                             RETIREMENT SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS

(1)  DESCRIPTION OF PLAN

         The following description of the Tech Data Corporation Retirement Savings Plan (the "Retirement Savings Plan" or the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

         General - The Plan, adopted in May 1987, amended and restated in January 1994, is a defined contribution plan covering all employees of Tech Data Corporation and affiliated companies ("the Company") who have completed 1,000 hours of service during a twelve month consecutive period and are age eighteen or older. The Plan was amended effective August 1, 1996 to redefine the maximum elective deferral percentage allowable to 15% and 6% for non-highly compensated and highly compensated participants, respectively. Effective January 1, 1997, the Plan was amended for compliance with numerous regulatory changes. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

         The trustees of the Plan contracted with Aetna Life Insurance Company ("Aetna") to administer the Plan's assets and perform recordkeeping until June 30, 1999. Effective July 1, 1999, the trustees executed a trust agreement and contract for administration of Plan assets and recordkeeping with Scudder Trust Company ("Scudder"). Aetna provided participants a selection of mutual fund accounts and a Stable Value Option Fund (guaranteed interest contract account) as investment vehicles for contributions. Effective with the change in trustees, participants' investment vehicle options are twelve mutual funds, a money market fund and common stock of Tech Data Corporation. Participants have the ability to direct the investment of their account balances among various combinations of these options. Each mutual fund account has unique and varied investment objectives, including, but not limited to corporate stock and debt instruments and money market instruments.

         Contributions - Participants contribute to the Plan based on the amount they have specified in a salary deferral agreement. The Plan allows non-highly compensated participants to contribute from 1% to 15% of their annual compensation. The deferral percentage for highly compensated participants is limited to 6% effective August 1, 1996. Contributions made by the Company are at the discretion of its Board of Directors and may consist of direct employer contributions and matching contributions. For the years ended December 31, 1999 and 1998, the Company matched salary deferrals up to 5%, with a maximum matching contribution of $500 per participant.

         Expenses of the plan - All direct expenses incurred in the administration of the Plan are paid by the Company. Fees paid directly by participants are shown as a deduction from net assets in the Statement of Changes in Net Assets Available for Benefits.

         Participant accounts - Earnings are allocated in proportion to the account values of the participant's account which is invested in the investment facilities from which the earnings arise.

         Loans - The Plan allows participants to borrow from the Plan for any purpose. Participants may borrow up to 50% of their vested account balance provided the loan does not exceed $50,000. Loans must be for a minimum of $1,000 and are collateralized by the participant's account.

         Vesting - Participants are immediately vested in their voluntary contributions, direct employer contributions and matching contributions, plus actual earnings thereon.

         Payment of benefits - Participants are eligible to receive benefits (1) upon reaching retirement age, (2) upon the disability of the participant, or (3) upon termination of service. Distributions are normally paid in a lump-sum amount. The amount of assets that have been allocated to participants who have withdrawn from the Plan as of December 31, 1999 and 1998, but for whom distribution of those funds from the Plan had not yet been made were approximately $2,200,000 and $2,052,581, respectively.

                              TECH DATA CORPORATION
                             RETIREMENT SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         Basis of accounting - The accounts of the Plan are maintained on the accrual basis.

         Valuation of investments - Investments in the Stable Value Option Fund (guaranteed interest contract account) are valued at book value which approximates fair value. Investments in mutual funds, the money market fund, and Tech Data Corporation common stock are valued at the last reported sales price on the last business day of the plan year. Net appreciation in the fair value of investments for the year is reflected in the Statement of Changes in Net Assets Available for Benefits.

         Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from these estimates.

         Reclassification - For comparative purposes, certain amounts in the December 31, 1998 financial statements have been reclassified to conform with the December 31, 1999 presentation.

(3) PARTICIPANT DIRECTED INVESTMENTS

         The Plan's participant directed investment funds are summarized as follows (there were no non-participant directed funds at December 31, 1999 and 1998):

                                                    December 31, 1999
                                           ------------------------------------
                                            Number of                Fair
                                              Shares                 Value
                                           -------------         --------------
Investments at fair value as determined
  by quoted market price:
Money market fund:
  Scudder Cash Investment Trust               3,174,846             $3,174,846

Mutual funds:
  Kemper High Yield Fund                          3,355                 24,091
  Strong Government Securities                    5,364                 54,073
  Scudder Balanced Fund                         113,601              2,402,668
  Scudder Pathway Series: Conservative              496                  6,044
  Scudder Pathway Series: Balanced                1,662                 23,314
  Scudder Pathway Series: Growth                  3,308                 58,154
  Scudder Growth and Income Fund                183,983              4,910,497
  Scudder Large Company Growth Fund             412,217             17,424,428
  Scudder International Fund                     51,541              3,646,042
  INVESCO Dynamics                              151,436              3,916,136
  Managers Special Equity Fund                   30,005              2,743,048
  Vanguard 500 Index Fund                         6,818                922,699
                                                                 --------------
      Total mutual funds                                            36,131,194
                                                                 --------------
Tech Data Corporation common stock               21,629                596,583

Participant loans                                                    1,353,811
                                                                 --------------
Total investments at fair value                                    $41,256,434
                                                                 ==============

                              TECH DATA CORPORATION
                             RETIREMENT SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS

(3)  PARTICIPANT DIRECTED INVESTMENTS, CONTINUED

                                                     December 31, 1998
                                            ------------------------------------
                                             Principal
                                             Amount or
                                             Number of                Fair
                                               Units                  Value
                                            -------------         --------------
Investment at estimated fair value:
  Guaranteed interest contract:
   Stable Value Option Fund                   $2,967,228             $2,967,228

  Investments at fair value as determined
    by quoted market price:
  Mutual funds:
   The Aetna Fund                                133,550              1,754,841
   Aetna Growth and Income Fund                  173,722              2,690,953
   Aetna International Growth Fund               174,840              2,043,881
   Neuberger & Berman Genesis Trust               87,760              1,785,032
   Neuberger & Berman Guardian Trust             110,674              1,788,486
   Neuberger & Berman Manhattan Trust            118,168              1,768,977
   Twentieth Century Select Investors             72,347              3,428,503
   Twentieth Century Ultra Investors             248,240              8,293,697
                                                                  --------------
     Total mutual funds                                              23,554,370
                                                                  --------------
Participant loans                                                     1,127,128
                                                                  --------------
Total investments at fair value                                     $27,648,726
                                                                  ==============



         The Plan's investments, including investments bought, sold and held during the year, appreciated in value by $7,848,044, and $1,606,888 during the years ended December 31, 1999 and 1998, respectively, as follows:

                                                      December 31,
                                            ---------------------------------
                                               1999                 1998
                                            ------------        -------------

  The Aetna Fund                             $  107,604            $ 112,710
  Aetna Growth and Income Fund                  326,767               26,992
  Aetna International Growth Fund               296,638               81,082
  Neuberger & Berman Genesis Trust               85,613             (135,520)
  Neuberger & Berman Guardian Trust             273,329             (117,884)
  Neuberger & Berman Manhattan Trust            115,475              149,713
  Twentieth Century Select Investors            498,145              235,327
  Twentieth Century Ultra Investors           1,284,461            1,254,468
  Kemper High Yield Fund                           (138)             --
  Strong Government Securities                     (624)             --
  Scudder Balanced Fund                         129,013              --
  Scudder Pathway Series: Conservative             (105)             --
  Scudder Pathway Series: Balanced                  787              --

                              TECH DATA CORPORATION
                             RETIREMENT SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS

(3)  PARTICIPANT DIRECTED INVESTMENTS, CONTINUED

  Scudder Pathway Series: Growth                     4,906              --
  Scudder Growth and Income Fund                  (497,477)             --
  Scudder Large Company Growth Fund              2,771,006              --
  Scudder International Fund                       869,766              --
  INVESCO Dynamics                                 820,771              --
  Managers Special Equity Fund                     637,336              --
  Vanguard 500 Index Fund                           87,217              --
  Tech Data Corporation common stock                37,554              --
                                              -------------        -------------

Net appreciation in fair value of investments   $7,848,044           $1,606,888
                                              =============        =============

(4)  GUARANTEED INTEREST CONTRACT ACCOUNT

         The Plan entered into an investment contract (guaranteed interest account) with Aetna Life Insurance Company on July 1, 1990. The contract is included in the financial statements at contract value (book value) which represents contributions deposited to the account plus interest at the guaranteed rate less withdrawals or transfers. Fair value approximates contract value during the term of the contract. However, upon termination of the contract, the contract provides for an adjustment to market value, which is calculated by discounting an installment payout schedule at a specified rate. This would result in a decrease in the value of the contract balance.

         Effective July 1, 1999, the contract with Aetna was terminated. Accordingly, the balance of the Stable Value Option Fund (the guaranteed interest contract account) was adjusted to market value according to the contract provisions, resulting in a total decrease in value of $118,701.

(5)  PLAN TERMINATION

         Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

(6)  INCOME TAX STATUS

         The Plan obtained its latest determination letter in July 1997, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the plan administrator and the plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

(7)  SUBSEQUENT EVENTS

         The Retirement Savings Plan and the Tech Data Corporation Employee Stock Ownership Plan ("ESOP") were merged into a new defined contribution plan, the Tech Data Corporation 401(k) Savings Plan ("401(k) Savings Plan"), effective January 1, 2000. Each participant's account balance in the Retirement Savings Plan and the ESOP was transferred to the 401(k) Savings Plan. Changes in provisions of the 401(k) Savings Plan include increasing the maximum deferral rate from 15% to 17% for non-highly compensated participants, revision of the definition of compensation, eliminating the $500 limit on the employer match, and providing only the lump sum payment method for distributions of contributions and earnings subsequent to January 1, 2000. In addition, the 401(k) Savings Plan includes a graduated vesting schedule for Company matching and non-elective contributions and related earnings, subsequent to January 1, 2000, whereby participants are 100% vested after four years of service.

                             SUPPLEMENTAL SCHEDULES

                  TECH DATA CORPORATION RETIREMENT SAVINGS PLAN
          SUPPLEMENTAL SCHEDULES OF ASSETS HELD FOR INVESTMENT PURPOSES
                           December 31, 1999 and 1998

Employer identification number: 59-1578329
Plan number:  010


December 31, 1999:
-----------------

      (b) Identity of issuer, borrower,   (c) Description of investment including maturity date, rate of              (e) Current
(a)       lessor or similar party             interest, collateral, par or maturity value                  (d) Cost**      value
---   ---------------------------------   --------------------------------------------------------------   ----------  ------------
*     Scudder Kemper Investments, Inc.    3,174,846 shares, Scudder Cash Investment Trust                      -     $  3,174,846

*     Scudder Kemper Investments, Inc.    3,355 shares, Kemper High Yield Fund                                 -           24,091

      Strong Capital Management, Inc.     5,364 shares, Strong Government Securities                           -           54,073

*     Scudder Kemper Investments, Inc.    113,601 shares, Scudder Balanced Fund                                -        2,402,668

*     Scudder Kemper Investments, Inc.    496 shares, Scudder Pathway Series: Conservative                     -            6,044

*     Scudder Kemper Investments, Inc.    1,662 shares, Scudder Pathway Series: Balanced                       -           23,314

*     Scudder Kemper Investments, Inc.    3,308 shares, Scudder Pathway Series: Growth                         -           58,154

*     Scudder Kemper Investments, Inc.    183,983 shares, Scudder Growth and Income Fund                       -        4,910,497

*     Scudder Kemper Investments, Inc.    412,217 shares, Scudder Large Company Growth Fund                    -       17,424,428

*     Scudder Kemper Investments, Inc.    51,541 shares, Scudder International Fund                            -        3,646,042

      INVESCO                             151,436 shares, INVESCO Dynamics                                     -        3,916,136

      The Managers Funds LLC              30,005 shares, Managers Special Equity Fund                          -        2,743,048

      The Vanguard Group                  6,818 shares, Vanguard 500 Index Fund                                -          922,699

      Tech Data Corporation               21,629 shares, Tech Data Corporation common stock                    -          596,583

      Participant loans                   7% - 10% principal and interest payable monthly;
                                          secured by participants vested accrued benefits.                     -        1,353,811
                                                                                                                      -----------
                                                                                                                      $41,256,434
                                                                                                                      ===========
*Denotes exempt party-in-interest

**Information not required for 1999.

             See accompanying independent auditor's report on page 1

                  TECH DATA CORPORATION RETIREMENT SAVINGS PLAN
    SUPPLEMENTAL SCHEDULES OF ASSETS HELD FOR INVESTMENT PURPOSES, CONTINUED
                           December 31, 1999 and 1998

Employer identification number: 59-1578329
Plan number:  010


December 31, 1998:
-----------------

      (b) Identity of issuer, borrower,   (c) Description of investment including maturity date, rate of             (e) Current
(a)       lessor or similar party             interest, collateral, par or maturity value                  (d) Cost     value
---   ---------------------------------   --------------------------------------------------------------   --------  ------------

*     Aetna Life Insurance Company        Stable Value Option Fund                                      $ 2,967,228  $  2,967,228

*     Aetna Life Insurance Company        133,550 units, The Aetna Fund                                   1,618,400     1,754,841

*     Aetna Life Insurance Company        173,722 units, Aetna Growth and Income Fund                     2,598,337     2,690,953

*     Aetna Life Insurance Company        174,840 units, Aetna International Growth Fund                  2,022,204     2,043,881

      Neuberger & Berman Management, Inc. 87,760 units, Neuberger & Berman Genesis Trust                  1,562,769     1,785,032

      Neuberger & Berman Management, Inc. 110,674 units, Neuberger & Berman Guardian Trust                1,687,347     1,788,486

      Neuberger & Berman Management, Inc. 118,168 units, Neuberger & Berman Manhattan Trust               1,519,748     1,768,977

      Twentieth Century Investors, Inc.   72,347 units, Twentieth Century Select Investors                3,168,606     3,428,503

      Twentieth Century Investors, Inc.   248,240 units, Twentieth Century Ultra Investors                6,995,122     8,293,697

      Participant loans                   7% - 10% principal and interest payable monthly;
                                          secured by participants vested accrued benefits.                   -          1,127,128
                                                                                                        -----------   -----------
                                                                                                        $24,139,761   $27,648,726
                                                                                                        ===========   ===========

*Denotes exempt party-in-interest


             See accompanying independent auditor's report on page 1

                  TECH DATA CORPORATION RETIREMENT SAVINGS PLAN
                SUPPLEMENTAL SCHEDULE OF REPORTABLE TRANSACTIONS
                                December 31, 1999

Employer identification number:  59-1578329
Plan number:  010


                                                                                                       (f) Expense
                                                                                                           incurred
(a) Identity of                                     (c) Purchase                         (e) Lease           with
  party involved       (b) Description of asset          price        (d) Selling price      rental       transaction
-------------------    --------------------------   -------------     -----------------  ------------  ---------------
Mellon Bank, N.A.      Stable Value Option Fund       $     -             $3,035,216     $     -        $      -
                       (guaranteed interest
                       account)
Mellon Bank, N.A.      The Aetna Fund                       -              2,039,393           -               -

Mellon Bank, N.A.      Aetna Growth and Income              -              3,242,752           -               -
                       Fund
Mellon Bank, N.A.      Aetna International Growth           -              2,500,437           -               -
                       Fund
Mellon Bank, N.A.      Neuberger & Berman Genesis           -              2,000,467           -               -
                       Trust
Mellon Bank, N.A.      Neuberger & Berman                   -              2,103,152           -               -
                       Guardian Trust
Mellon Bank, N.A.      Neuberger & Berman                   -              2,053,320           -               -
                       Manhattan Trust
Mellon Bank, N.A.      Twentieth Century Select             -              4,428,495           -               -
                       Investors
Mellon Bank, N.A.      Twentieth Century Ultra              -             10,319,917           -               -
                       Investors
Scudder Trust          Scudder Cash Investment          2,901,082              -               -               -
Company                Trust

Scudder Trust          Scudder Balanced Fund            2,050,699              -               -               -
Company

Scudder Trust          Scudder Growth and Income        4,848,788              -               -               -
Company                Fund

Scudder Trust          Scudder Large Company           13,636,986              -               -               -
Company                Growth Fund

Scudder Trust          Scudder International Fund       2,473,723              -               -               -
Company

Scudder Trust          INVESCO Dynamics                 2,683,418              -               -               -
Company

Scudder Trust          Managers Special Equity          1,766,845              -               -               -
Company                Fund



                                                                        (h) Current value
                                                                            of asset on
(a) Identity of                                                             transaction     (i) Net gain or
   party involved      (b) Description of asset      (g) Cost of asset         date             (loss)
-------------------    --------------------------    -----------------   ---------------    --------------
Mellon Bank, N.A.      Stable Value Option Fund          $3,153,917       $ 3,035,216      $   (118,701)
                       (guaranteed interest
                       account)
Mellon Bank, N.A.      The Aetna Fund                     1,824,488         2,039,393           214,905

Mellon Bank, N.A.      Aetna Growth and Income            2,878,376         3,242,752           364,376
                       Fund
Mellon Bank, N.A.      Aetna International Growth         2,227,312         2,500,437           273,125
                       Fund
Mellon Bank, N.A.      Neuberger & Berman Genesis         1,750,198         2,000,467           250,269
                       Trust
Mellon Bank, N.A.      Neuberger & Berman                 1,781,227         2,103,152           321,925
                       Guardian Trust
Mellon Bank, N.A.      Neuberger & Berman                 1,735,429         2,053,320           317,891
                       Manhattan Trust
Mellon Bank, N.A.      Twentieth Century Select           3,754,805         4,428,495           673,690
                       Investors
Mellon Bank, N.A.      Twentieth Century Ultra            8,012,882        10,319,917         2,307,035
                       Investors
Scudder Trust          Scudder Cash Investment            2,901,082         2,901,082             -
Company                Trust

Scudder Trust          Scudder Balanced Fund              2,050,699         2,050,699             -
Company

Scudder Trust          Scudder Growth and Income          4,848,788         4,848,788             -
Company                Fund

Scudder Trust          Scudder Large Company             13,636,986        13,636,986             -
Company                Growth Fund

Scudder Trust          Scudder International Fund         2,473,723         2,473,723             -
Company

Scudder Trust          INVESCO Dynamics                   2,683,418         2,683,418             -
Company

Scudder Trust          Managers Special Equity            1,766,845         1,766,845             -
Company                Fund

             See accompanying independent auditor's report on page 1

         PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE TRUSTEES HAVE DULY CAUSED THIS ANNUAL REPORT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED HEREUNTO DULY AUTHORIZED.

                                 TECH DATA CORPORATION RETIREMENT SAVINGS PLAN



DATE: June 29, 2000              By:   /s/ ARTHUR W. SINGLETON
                                       --------------------------------
                                 Name: Arthur W. Singleton, Trustee

                                 EXHIBIT INDEX


EXHIBIT
NUMBER                      DESCRIPTION
------                      -----------
23.1                 Consent of Independent Certified Public Accountants